UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 22)

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,584,496,365	$869,183.28

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 122,327,021 shares of common stock of Illumina all 10,238,771 shares of common stock of Illumina subject to issuance pursuant to options, all 3,300,661 shares of common stock of Illumina subject to issuance pursuant to outstanding restricted stock units and approximately 12,849,162 shares of common stock of Illumina subject to issuance upon conversion of Illumina’s outstanding convertible notes, each as of January 31, 2012 as set forth in Illumina’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 7, 2012.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$753,976.85	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T	Date Filed:	January 27, 2012

Amount Previously Paid:	$115,206.43	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T/A	Date Filed:	March 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 22 to the Tender Offer Statement on Schedule TO amends and supplements the statement (as amended, the “Schedule TO”) originally filed on January 27, 2012 by CKH Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Illumina, Inc., a Delaware corporation, at $51.00 per Sh are, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented with the following information:

(a)(5)(xxxiii)	Press Release issued by Roche Holding Ltd, dated April 12, 2012.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2012

CKH ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDING LTD

By:	/s/ Dr. Gottlieb Keller
	Name:	Gottlieb Keller
	Title:	Authorized Signatory

By:	/s/ Dr. Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 27, 2012.*
(a)(1)(ii)	Letter of Transmittal (including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement dated January 27, 2012.*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated January 27, 2012.*
(a)(5)(ii)	Roche Memorandum to Global Sales Teams, dated January 27, 2012.*
(a)(5)(iii)	Transcript of Video Message to Roche Employees, dated January 30, 2012.*
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated January 31, 2012.*
(a)(5)(v)	Press Release issued by Roche Holding Ltd, dated February 1, 2012.*
(a)(5)(vi)	Transcript of Roche Holding AG Earnings Call dated February 1, 2012.*
(a)(5)(vii)	Transcript of Roche Holding AG Earnings Call dated February 3, 2012.*
(a)(5)(viii)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 1, dated February 1, 2012.*
(a)(5)(ix)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 2, dated February 1, 2012.*
(a)(5)(x)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 1, dated February 1, 2012.*
(a)(5)(xi)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 2, dated February 1, 2012.*
(a)(5)(xii)	Press Release issued by Roche Holding Ltd, dated February 8, 2012.*
(a)(5)(xiii)	Transcript of Roche Investors/Analysts Conference New York Strategy & Finance, dated February 3, 2012.*
(a)(5)(xiv)	Transcript of Roche Investors/Analysts Conference New York Diagnostics, dated February 3, 2012.*
(a)(5)(xv)	Transcript of Roche Annual Media Conference, dated February 1, 2012.*
(a)(5)(xvi)	Press Release issued by Roche Holding Ltd, dated February 27, 2012.*
(a)(5)(xvii)	Investor Presentation, dated February 2012.*
(a)(5)(xviii)	2012 Annual General Meeting Press Release issued by Roche Holding Ltd, dated March 6, 2012.*
(a)(5)(xix)	2012 Annual General Meeting Address given by Franz B. Humer, dated March 6, 2012.*
(a)(5)(xx)	2012 Annual General Meeting Address given by Severin Schwan, dated March 6, 2012.*
(a)(5)(xxi)	Press Release issued by Roche Holding Ltd, dated March 13, 2012.*
(a)(5)(xxii)	Press Release issued by Roche Holding Ltd, dated March 20, 2012.*
(a)(5)(xxiii)	Letter to Illumina shareholders from Severin Schwan, dated March 20, 2012.*
(a)(5)(xxiv)	Press Release issued by Roche Holding Ltd, dated March 26, 2012.*
(a)(5)(xxv)	Press Release issued by Roche Holding Ltd, dated March 29, 2012.*
(a)(5)(xxvi)	Investor Presentation, dated March 2012.*
(a)(5)(xxvii)	Press Release issued by Roche Holding Ltd, dated April 3, 2012.*
(a)(5)(xxviii)	Response to Illumina’s Key Claims, dated April 2012.*
(a)(5)(xxix)	Investor Presentation, dated April 2012.*
(a)(5)(xxx)	Press Release issued by Roche Holding Ltd, dated April 4, 2012.*
(a)(5)(xxxi)	Press Release issued by Roche Holding Ltd, dated April 6, 2012.*
(a)(5)(xxxii)	Press Release issued by Roche Holding Ltd, dated April 11, 2012.*
(a)(5)(xxxiii)	Press Release issued by Roche Holding Ltd, dated April 12, 2012.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
______________________
* Previously filed.